UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Rockwell Medical, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

774374102

(CUSIP Number)

DAVID S. RICHMONd

richmond brothers, Inc.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

STEVE WOLOSKY

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 25, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,156,486
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,156,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%
14	TYPE OF REPORTING PERSON

IA, CO

2

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		164,841
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

164,841
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		29,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

29,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		194,643
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

194,643
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

194,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		42,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

42,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

EP

6

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		371,055
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		70,350
PERSON WITH	9	SOLE DISPOSITIVE POWER

371,055
	10	SHARED DISPOSITIVE POWER

5,226,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,597,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,684
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		76,485
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,684
	10	SHARED DISPOSITIVE POWER

5,232,971
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,273,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Norman J. Ravich Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		44,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

44,400
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Norman and Sally Ravich Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Alexander Coleman Ravich 1991 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Alyssa Danielle Ravich 1991 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Mark H. Ravich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		419,150
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

419,150
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

419,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 774374102

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Richmond Brothers, Inc., a Michigan corporation (“Richmond Brothers”), which serves as the investment advisor to certain managed accounts (the “Separately Managed Accounts”);
(ii)	RBI Private Investment I, LLC, a Delaware limited liability company (“RBI PI”);
(iii)	RBI Private Investment II, LLC, a Delaware limited liability company (“RBI PII”);
(iv)	RBI PI Manager, LLC, a Delaware limited liability company (“RBI Manager”), which serves as the manager of RBI PI and RBI PII;
(v)	Richmond Brothers 401(k) Profit Sharing Plan, an employee benefit plan organized under the laws of Michigan (the “RBI Plan”);
(vi)	David S. Richmond, who serves as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan;
(vii)	Matthew J. Curfman, who serves as President of Richmond Brothers and a trustee of the RBI Plan;
(viii)	Norman J. Ravich Irrevocable Trust, a Minnesota trust (the “NJR Trust”);
(ix)	Norman and Sally Ravich Family Trust, a Minnesota trust (the “NSR Trust”);
(x)	Alexander Coleman Ravich 1991 Irrevocable Trust, a Minnesota trust (the “ACR Trust”);
(xi)	Alyssa Danielle Ravich 1991 Irrevocable Trust, a Minnesota trust (the “ADR Trust” and together with the NJR Trust, NSR Trust and ACR Trust, the “Ravich Trusts”); and
(xii)	Mark H. Ravich, who serves as the trustee of each of the Ravich Trusts.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Richmond Brothers, RBI PI, RBI PII, RBI Manager, the RBI Plan and Messrs. Richmond and Curfman are collectively referred to as the “Richmond Parties.” The Ravich Trusts and Mr. Ravich are collectively referred to as the “Ravich Parties.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

14

CUSIP NO. 774374102

(b)       The address of the principal office of each of Richmond Brothers, RBI PI, RBI PII, RBI Manager, the RBI Plan and Messrs. Richmond and Curfman is 3568 Wildwood Avenue, Jackson, Michigan 49202. The address of the principal office of each of Mr. Ravich and the Ravich Trusts is 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota 55426.

(c)       The principal business of Richmond Brothers is serving as a registered investment advisor and is the investment advisor to the Separately Managed Accounts. The principal business of each of RBI PI and RBI PII is investing in securities. The principal business of RBI Manager is serving as the manager of RBI PI and RBI PII. The principal business of the RBI Plan is investing in securities. The principal occupation of Mr. Richmond is serving as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan. The principal occupation of Mr. Curfman is serving as President of Richmond Brothers and a trustee of the RBI Plan. The principal business of the Ravich Trusts are holding, managing and distributing the property of the respective trusts and the proceeds therefrom. Mr. Ravich serves as the trustee of the Ravich Trusts and is the President of TriStar Management, Inc. Mr. Ravich also serves as a director of the Issuer. Messrs. Richmond and Curfman constitute the sole executive officers, directors and stockholders of Richmond Brothers.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Richmond, Curfman and Ravich are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares held in the Separately Managed Accounts and purchased by each of RBI PI, RBI PII, the RBI Plan and the Ravich Trusts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 5,156,486 Shares held by the Separately Managed Accounts is approximately $30,672,036, excluding brokerage commissions. The aggregate purchase price of the 164,841 Shares owned directly by RBI PI is approximately $1,099,401, excluding brokerage commissions. The aggregate purchase price of the 29,802 Shares owned directly by RBI PII is approximately $175,072, excluding brokerage commissions. The aggregate purchase price of the 42,100 Shares owned directly by the RBI Plan is approximately $285,375, excluding brokerage commissions. The aggregate purchase price of the 44,400 Shares owned directly by the NJR Trust is approximately $239,316, excluding brokerage commissions. The aggregate purchase price of the 25,000 Shares owned directly by the ACR Trust is approximately $181,750, excluding brokerage commissions. The aggregate purchase price of the 25,000 Shares owned directly by the ADR Trust is approximately $183,000, excluding brokerage commissions. The aggregate purchase price of the 10,000 Shares owned directly by the NSR Trust is approximately $74,000, excluding brokerage commissions.

15

CUSIP NO. 774374102

The Shares purchased by Mr. Richmond were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 204,662 Shares beneficially owned by Mr. Richmond, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son, is approximately $890,826, excluding brokerage commissions.

The Shares purchased by Mr. Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 75,069 Shares beneficially owned by Mr. Curfman, including the 34,385 Shares directly owned by his spouse, is approximately $466,289, excluding brokerage commissions.

The Shares purchased by Mr. Ravich were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 314,750 Shares owned directly by Mr. Ravich is approximately $2,281,400, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As disclosed in Amendment No. 6 to the Schedule 13D, following Mark H. Ravich’s election to the Issuer’s Board of Directors (the “Board”) at the 2017 annual meeting of shareholders, the Richmond Parties and the Ravich Parties terminated that certain Group Agreement, dated February 20, 2017, as amended on March 21, 2017, and expressly reserved their right to enter into future agreements concerning the Issuer to the extent that the Issuer’s performance and governance issues persisted.

In light of the Issuer’s decision to continue to pursue litigation against the Reporting Persons and the allegations made by Mr. Ravich in his counterclaims filed against the Issuer on August 24, 2017, including that Mr. Ravich has largely been shut-out of the boardroom and his requests for materials and access to the Issuer’s personnel have been repeatedly denied, the Reporting Persons have concluded that the Issuer continues to blatantly disregard the will of the Issuer’s shareholders, who overwhelmingly elected Mr. Ravich to the Board by more than a two-thirds margin. As such, the Reporting Persons have lost all confidence in Chairman and CEO Robert L. Chioini’s ability to effectively oversee the Issuer and drive shareholder value. Given the Issuer’s significant financial and stock price underperformance and inability to monetize promising drugs Triferic and Calcitriol under Mr. Chioini’s leadership, the Reporting Persons do not believe Mr. Chioini has proven himself capable of successfully leading the Company forward and are convinced that he should be replaced as Chairman and CEO immediately. To the extent this does not happen , the Reporting Persons note that Mr. Chioini, along with long-standing director Patrick J. Bagley, will be up for election at the 2018 annual meeting of shareholders, at which the Reporting Persons intend to nominate a competing slate of director candidates.

Separate and apart from the Ravich Parties, the Richmond Parties intend to engage in discussions with shareholders of the Issuer, private equity firms, potential sources of financing and other interested parties regarding the Issuer’s capital allocation, corporate governance (including Board composition and management team) and other means to enhance shareholder value, including a possible sale of the Issuer. While the Richmond Parties are not advocating for a sale of the Issuer at this time, the Richmond Parties believe there are multiple paths to value creation and that all paths should be evaluated. To the extent there is strategic interest in the Issuer, the Richmond Parties invite potential strategic acquirers to contact the Richmond Parties.

16

CUSIP NO. 774374102

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,740,040 Shares outstanding as of July 31, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2017.

A.	Richmond Brothers
(a)	As of the close of business on August 25, 2017, 5,156,486 Shares were held in the Separately Managed Accounts. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 5,156,486 Shares held in the Separately Managed Accounts.

Percentage: Approximately 10.0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,156,486 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer through the Separately Managed Accounts by Richmond Brothers during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	RBI PI
(a)	As of the close of business on August 25, 2017, RBI PI beneficially owned 164,841 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 164,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 164,841
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PI has not entered into any transactions in the securities of the Issuer during the past sixty days.
C.	RBI PII
(a)	As of the close of business on August 25, 2017, RBI PII beneficially owned 29,802 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 29,802
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 29,802
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PII has not entered into any transactions in the securities of the Issuer during the past sixty days.
17

CUSIP NO. 774374102

D.	RBI Manager
(a)	As the manager of RBI PI and RBI PII, RBI Manager may be deemed the beneficial owner of the (i) 164,841 Shares owned by RBI PI and (ii) 29,802 Shares owned by RBI PII.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 194,643
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 194,643
4. Shared power to dispose or direct the disposition: 0

(c)	RBI Manager has not entered into any transactions in the securities of the Issuer during the past sixty days.
E.	RBI Plan
(a)	As of the close of business on August 25, 2017, the RBI Plan beneficially owned 42,100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 42,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 42,100
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by the RBI Plan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Richmond
(a)	As of the close of business on August 25, 2017, Mr. Richmond beneficially owned 204,662 Shares, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son. As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may also be deemed the beneficial owner of the (i) 5,156,486 Shares held in the Separately Managed Accounts, (ii) 164,841 Shares owned by RBI PI, (iii) 29,802 Shares owned by RBI PII and (iv) 42,100 Shares owned by the RBI Plan.

Percentage: Approximately 10.8%

(b)	1. Sole power to vote or direct vote: 371,055
2. Shared power to vote or direct vote: 70,350
3. Sole power to dispose or direct the disposition: 371,055
4. Shared power to dispose or direct the disposition: 5,226,836

(c)

Mr. Richmond has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer through the Separately Managed Accounts and on behalf of the RBI Plan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

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CUSIP NO. 774374102

G.	Mr. Curfman
(a)	As of the close of business on August 25, 2017, Mr. Curfman beneficially owned 75,069 Shares, including 34,385 Shares directly owned by his spouse. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may also be deemed the beneficial owner of the (i) 5,156,486 Shares held in the Separately Managed Accounts and (ii) 42,100 Shares owned by the RBI Plan.

Percentage: Approximately 10.2%

(b)	1. Sole power to vote or direct vote: 40,684
2. Shared power to vote or direct vote: 76,485
3. Sole power to dispose or direct the disposition: 40,684
4. Shared power to dispose or direct the disposition: 5,232,971

(c)

Mr. Curfman has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer through the Separately Managed Accounts and on behalf of the RBI Plan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	NJR Trust
(a)	As of the close of business on August 25, 2017, the NJR Trust beneficially owned 44,400 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 44,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,400
4. Shared power to dispose or direct the disposition: 0

(c)	The NJR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.
I.	NSR Trust
(a)	As of the close of business on August 25, 2017, the NSR Trust beneficially owned 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)	The NSR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.
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CUSIP NO. 774374102

J.	ACR Trust
(a)	As of the close of business on August 25, 2017, the ACR Trust beneficially owned 25,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)	The ACR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.
K.	ADR Trust
(a)	As of the close of business on August 25, 2017, the ADR Trust beneficially owned 25,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)	The ADR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.
L.	Mr. Ravich
(a)	As of the close of business on August 25, 2017, Mr. Ravich directly beneficially owned 314,750 Shares. In addition, as the trustee of each of the Ravich Trusts, Mr. Ravich may be deemed the beneficial owner of the (i) 44,400 Shares owned by the NJR Trust, (ii) 10,000 Shares beneficially owned by the NSR Trust, (iii) 25,000 Shares owned by the ACR Trust and (iv) 25,000 Shares owned by the ADR Trust.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 419,150
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 419,150
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ravich has not entered into any transactions in the securities of the Issuer during the past sixty days.

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CUSIP NO. 774374102

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 25, 2017, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed, among other things, to (i) form a committee for the purpose of enhancing shareholder value and improving the Issuer’s corporate governance through the election of new directors at the 2018 annual meeting of shareholders, or at such earlier opportunity as may be presented, and (ii) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated August 25, 2017.
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CUSIP NO. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2017

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment I, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

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CUSIP NO. 774374102

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

Norman J. Ravich Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Alexander Coleman Ravich 1991 Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Alyssa Danielle Ravich 1991 Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Norman and Sally Ravich Family Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

/s/ Mark H. Ravich
Mark H. Ravich

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CUSIP NO. 774374102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

Richmond Brothers, Inc.
(Through the Separately Managed Accounts)

Sale of Common Stock	(72)	8.2703	06/26/2017
Sale of Common Stock	(98)	8.2380	06/26/2017
Sale of Common Stock	(59)	8.4320	06/26/2017
Sale of Common Stock	(185)	8.2634	06/26/2017
Sale of Common Stock	(400)	8.4906	06/27/2017
Purchase of Common Stock	623	8.0369	06/29/2017
Purchase of Common Stock	245	8.1404	06/30/2017
Sale of Common Stock	(293)	7.8601	07/03/2017
Purchase of Common Stock	3,866	7.8135	07/05/2017
Sale of Common Stock	(187)	7.7436	07/06/2017
Sale of Common Stock	(63)	7.6936	07/06/2017
Purchase of Common Stock	1,272	7.8681	07/07/2017
Purchase of Common Stock	2,543	7.8926	07/07/2017
Purchase of Common Stock	633	7.8985	07/10/2017
Sale of Common Stock	(1,457)	7.8521	07/10/2017
Sale of Common Stock	(8)	7.9000	07/10/2017
Purchase of Common Stock	1,266	7.9442	07/11/2017
Purchase of Common Stock	1,266	7.8989	07/11/2017
Purchase of Common Stock	1,870	8.0264	07/11/2017
Purchase of Common Stock	500	7.9029	07/13/2017
Sale of Common Stock	(30)	7.7077	07/13/2017
Sale of Common Stock	(2,530)	7.7143	07/13/2017
Purchase of Common Stock	323	7.7405	07/14/2017
Purchase of Common Stock	269	7.4350	07/18/2017
Purchase of Common Stock	334	7.4750	07/18/2017
Sale of Common Stock	(142)	7.3500	07/19/2017
Sale of Common Stock	(12)	7.3672	07/25/2017
Sale of Common Stock	(40)	7.3672	07/25/2017
Purchase of Common Stock	682	7.3250	07/25/2017
Purchase of Common Stock	272	7.3500	07/25/2017
Purchase of Common Stock	666	7.5390	07/26/2017
Purchase of Common Stock	693	7.1892	07/27/2017
Purchase of Common Stock	693	7.2082	07/27/2017
Purchase of Common Stock	278	7.2008	07/27/2017
Sale of Common Stock	(362)	7.1839	07/27/2017
Purchase of Common Stock	282	7.0911	07/28/2017
Purchase of Common Stock	281	7.1289	07/31/2017
Purchase of Common Stock	281	7.1299	07/31/2017
Purchase of Common Stock	141	7.1353	07/31/2017
Sale of Common Stock	(60)	7.0716	07/31/2017

CUSIP NO. 774374102

Purchase of Common Stock	715	7.0175	08/01/2017
Purchase of Common Stock	713	7.0087	08/01/2017
Purchase of Common Stock	149	6.7300	08/02/2017
Purchase of Common Stock	744	6.7207	08/02/2017
Sale of Common Stock	(75)	6.6400	08/03/2017
Purchase of Common Stock	965	6.1958	08/04/2017
Purchase of Common Stock	1,504	6.6500	08/07/2017
Purchase of Common Stock	299	6.6970	08/08/2017
Purchase of Common Stock	1,220	6.5700	08/09/2017
Purchase of Common Stock	457	6.5701	08/09/2017
Purchase of Common Stock	791	6.3333	08/10/2017
Purchase of Common Stock	767	6.6492	08/10/2017
Purchase of Common Stock	227	6.6390	08/10/2017
Purchase of Common Stock	309	6.3173	08/10/2017
Purchase of Common Stock	316	6.3178	08/10/2017
Purchase of Common Stock	455	6.6691	08/10/2017
Purchase of Common Stock	14,230	6.3408	08/10/2017
Purchase of Common Stock	792	6.3100	08/11/2017
Purchase of Common Stock	183	6.5701	08/15/2017
Purchase of Common Stock	304	6.5610	08/15/2017
Purchase of Common Stock	23	6.5428	08/16/2017
Purchase of Common Stock	208	6.6150	08/16/2017
Purchase of Common Stock	155	6.4693	08/17/2017
Purchase of Common Stock	459	6.3210	08/18/2017
Sale of Common Stock	(210)	6.2943	08/18/2017
Purchase of Common Stock	476	6.3211	08/21/2017
Purchase of Common Stock	603	6.3483	08/21/2017
Sale of Common Stock	(371)	6.2504	08/21/2017
Sale of Common Stock	(74)	6.4908	08/22/2017
Purchase of Common Stock	301	6.6700	08/23/2017
Purchase of Common Stock	300	6.6713	08/23/2017
Purchase of Common Stock	94	6.6489	08/23/2017
Purchase of Common Stock	753	6.6531	08/23/2017
Purchase of Common Stock	452	6.6378	08/23/2017
Sale of Common Stock	(230)	6.6388	08/24/2017
Purchase of Common Stock	451	6.6790	08/24/2017
Purchase of Common Stock	1,499	6.6910	08/24/2017
Purchase of Common Stock	143	6.6800	08/24/2017
Purchase of Common Stock	3,008	6.6628	08/24/2017
Purchase of Common Stock	762	6.5642	08/25/2017

Richmond Brothers 401(k) Profit Sharing Plan

Purchase of Common Stock	133	6.3408	08/10/2017
Purchase of Common Stock	155	6.3408	08/10/2017
Purchase of Common Stock	85	6.3408	08/10/2017
Purchase of Common Stock	106	6.3408	08/10/2017
Purchase of Common Stock	126	6.3408	08/10/2017